Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	November 20, 2012 NR#12-25

MAG SILVER TO CHALLENGE ILLEGAL EVICTION
FROM CINCO DE MAYO

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) ("MAG" or the "Company")  On Monday afternoon, MAG issued a press release responding to reports from local media in Mexico that landholders from the local community of Ejido Benito Juarez (the “Ejido”) voted during an assembly meeting on the evening of Saturday, November 17, to expel MAG from its Cinco de Mayo property and establish a 100 year mining moratorium over the area.  This press release is being issued to provide further detail surrounding the events of November 17 and the actions being taken by MAG to protect its interests.

MAG reiterates its strong view that the November 17 assembly meeting was illegally called and orchestrated by a small group of radical agrarian activists, known as El Barzón, who are opposed to mining and industrial agricultural development in the region.  MAG has been advised by several local sources that key signatures required to properly call the meeting were fraudulent.  Significant concerns have also been expressed by local community members that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies and the exclusion from the meeting of voting members of the Ejido who are supportive of MAG’s activities due to the economic benefit they bring to the region.

MAG also notes that the Ejido assembly has no ability at law to impose a ban on mining as mining is an activity that falls under Federal jurisdiction.  While permission of the Ejido assembly is required to obtain surface access, MAG believes that the El Barzón group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido or the 12,000 other citizens in the project area.  In fact, over the past two months, MAG has been working to have a properly constituted assembly of the Ejido called to vote on surface access permissions required for ongoing exploration at Cinco de Mayo.  The illegal meeting of November 17 appears to be an attempt by a small group of radicals to thwart a free and open vote in a properly sanctioned assembly.

MAG is in the process of pursuing legal remedies at State and Federal levels to have the November 17 meeting declared null and void.  MAG remains highly confident that the illegal resolutions will not be permitted to stand.  MAG will also concurrently ask government officials to oversee a new assembly meeting of the Ejido to ensure that the necessary procedural and governance rules are respected and the vote is properly conducted.  MAG has every reason to believe that it has the support of a majority of the members of the Ejido and that the requisite authorizations will be obtained in due course at a properly constituted meeting.

As previously reported, MAG had been in the process of negotiating ordinary course surface access permissions from various stakeholders, including the Ejido in question, in connection with MAG’s application for the necessary “Soil Use Change Permits” required to continue its exploration activities on the Cinco de Mayo project.  Given MAG’s long-standing and productive working relationship with these stakeholders, MAG anticipated obtaining the requisite Ejido permission and to receive final permit approval sometime in the first quarter of 2013.  However, on October 22, 2012, a member of the Ejido group who was also a leader of El Barzón, and his wife, were murdered while driving on the highway outside of Ciudad Cuauhtémoc, Chihuahua.  Following these murders, vicious rumours were propagated by individuals sympathetic to El Barzón alleging that MAG was somehow involved in this heinous act.  On October 23, 2012, MAG posted a statement strenuously denying any such involvement.  Until recently, it appeared that efforts to use this tragic incident as a basis to interfere with MAG’s activities were losing momentum.  Unfortunately, the events of November 17 appear to be a further step in a carefully orchestrated scheme to undermine MAG’s legal rights and thwart the will of the community at large.

MAG intends to vigorously defend its rights through legal and diplomatic channels and to take steps to ensure that the illegal and misguided activities of a fringe group are not permitted to interfere with the will of the larger Ejido community.

MAG is holding an investor conference call with MAG’s President and CEO, Dan MacInnis, and MAG Director, Peter Megaw, on Tuesday, November 20, 2012 at 12:30 pm Eastern time (9:30 am Pacific time) to address this matter.  To participate, please dial BC local: (778) 371-9827; TO local: (647) 427-7450 or toll-free (888) 231-8191 and request access to the “MAG Silver Conference Call”.  A replay of the conference call will also be available by calling 416-849-0833 or 1-855-859-2056, conference ID: #73507580.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.